Exhibit 99

Risk Factors included in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2012, as supplemented by Part II, Item 1A of our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2013 and through updating of various statistical and other information.

Capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.

The insurance laws of 16 jurisdictions, including Wisconsin, our domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to the risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the “Capital Requirements.” While they vary among jurisdictions, the most common Capital Requirements allow for a maximum risk-to-capital ratio of 25 to 1. A risk-to-capital ratio will increase if the percentage decrease in capital exceeds the percentage decrease in insured risk. Therefore, as capital decreases, the same dollar decrease in capital will cause a greater percentage decrease in capital and a greater increase in the risk-to-capital ratio. Wisconsin does not regulate capital by using a risk-to-capital measure but instead requires a minimum policyholder position (“MPP”). The “policyholder position” of a mortgage insurer is its net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums.

During part of 2012 and 2013, MGIC’s risk-to-capital ratio exceeded 25 to 1. In March 2013, our holding company issued additional equity and convertible debt securities and transferred $800 million to increase MGIC’s capital. At September 30, 2013, MGIC’s risk-to-capital ratio was 20.0 to 1, below the maximum allowed by the jurisdictions with Capital Requirements, and its policyholder position was $190 million above the required MPP of $1.2 billion. At September 30, 2013, the risk-to-capital ratio of our combined insurance operations (which includes reinsurance affiliates) was 22.7 to 1. A higher risk-to-capital ratio on a combined basis may indicate that, in order for MGIC to continue to utilize reinsurance arrangements with its subsidiaries or subsidiaries of our holding company, additional capital contributions to the reinsurance affiliates could be needed. These reinsurance arrangements permit MGIC to write insurance with a higher coverage percentage than it could on its own under certain state-specific requirements.

 At this time, we expect MGIC to continue to comply with the current Capital Requirements, although we cannot assure you of such compliance. You should read the rest of these risk factors for information about matters that could negatively affect such compliance.

If MGIC fails to meet the Capital Requirements and is unable to obtain a waiver of them from the Office of the Commissioner of Insurance of the State of Wisconsin (“OCI”), MGIC could be prevented from writing new business in all jurisdictions. If MGIC were prevented from writing new business in all jurisdictions, our insurance operations in MGIC would be in run-off (meaning no new loans would be insured but loans previously insured would continue to be covered, with premiums continuing to be received and losses continuing to be paid on those loans) until MGIC either met the Capital Requirements or obtained a waiver to allow it to once again write new business.

If MGIC fails to meet the Capital Requirements and is unable to obtain a waiver of them from a jurisdiction other than Wisconsin, MGIC could be prevented from writing new business in that particular jurisdiction. New insurance written in the jurisdictions that have Capital Requirements represented approximately 50% of our new insurance written in the first nine months of 2013. Depending on the level of losses that MGIC experiences in the future, it is possible that regulatory action by one or more jurisdictions, including those that do not have specific Capital Requirements, may prevent MGIC from continuing to write new insurance in such jurisdictions.

The National Association of Insurance Commissioners (“NAIC”) is reviewing the minimum capital and surplus requirements for mortgage insurers, although it has not established a date by which it must make proposals to change such requirements. Depending on the scope of proposals made by the NAIC, MGIC may be prevented from writing new business in the jurisdictions adopting such proposals. Fannie Mae and Freddie Mac (the “GSEs”), in conjunction with the Federal Housing Finance Agency (“FHFA”), are also developing new capital standards for mortgage insurers. See our risk factor titled “We may not continue to meet the GSEs’ mortgage insurer eligibility requirements.”

A possible future failure by MGIC to meet the Capital Requirements will not necessarily mean that MGIC lacks sufficient resources to pay claims on its insurance liabilities. While we believe MGIC has sufficient claims paying resources to meet its claim obligations on its insurance in force on a timely basis, we cannot assure you that events that may lead MGIC to fail to meet Capital Requirements would not also result in it not having sufficient claims paying resources. Furthermore, our estimates of MGIC’s claims paying resources and claim obligations are based on various assumptions. These assumptions include the timing of the receipt of claims on loans in our delinquency inventory and future claims that we anticipate will ultimately be received, our anticipated rescission activity, premiums, housing values and unemployment rates. These assumptions are subject to inherent uncertainty and require judgment by management. Current conditions in the domestic economy make the assumptions about when anticipated claims will be received, housing values, and unemployment rates highly volatile in the sense that there is a wide range of reasonably possible outcomes. Our anticipated rescission activity is also subject to inherent uncertainty due to the difficulty of predicting the amount of claims whose policies will be rescinded and the outcome of any legal proceedings or settlement discussions related to rescissions. You should read the rest of these risk factors for additional information about matters that could negatively affect MGIC’s claims paying resources.

We have in place a longstanding plan to write new business in MIC, a direct subsidiary of MGIC, in the event MGIC cannot meet the Capital Requirements of a jurisdiction or obtain a waiver of them. MIC is licensed to write business in all jurisdictions and, subject to certain conditions and restrictions, has received the necessary approvals from the OCI and the GSEs to write business. During 2012, MIC began writing new business in the jurisdictions where MGIC did not have a waiver of the Capital Requirements. Because MGIC again meets the Capital Requirements, MGIC is again writing new business in all jurisdictions and MIC has suspended writing new business. As of September 30, 2013, MIC had statutory capital of $455 million and risk in force of approximately $950 million.

The OCI and GSE approvals of MIC expire at the end of 2013 and we do not expect to need an extension of such approvals. Fannie Mae’s approval of MIC, including certain conditions and restrictions to its continued effectiveness, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2012. Freddie Mac’s approval of MIC, including certain conditions and restrictions to its continued effectiveness, is summarized more fully in, and included as an exhibit to, our Form 8-K filed with the SEC on November 30, 2012. Freddie Mac’s approval of MIC provides that an adverse action by Freddie Mac against MIC may also subject MGIC to an adverse action.

We cannot assure you that the OCI or GSEs will approve or continue to approve MIC to write new business in all jurisdictions in which MGIC may become unable to do so. If one GSE does not approve MIC in all jurisdictions in which MGIC becomes unable to write new business, MIC may be able to write insurance on loans that will be sold to the other GSE or retained by private investors. However, because lenders may not know which GSE will purchase their loans until mortgage insurance has been procured, lenders may be unwilling to procure mortgage insurance from MIC. Furthermore, if we are unable to write business in all jurisdictions utilizing a combination of MGIC and MIC, lenders may be unwilling to procure insurance from us anywhere. In addition, a lender’s assessment of the financial strength of our insurance operations may affect its willingness to procure insurance from us. In this regard, see our risk factor titled “Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.”

The amount of insurance we write could be adversely affected if the definition of Qualified Residential Mortgage results in a reduced number of low down payment loans available to be insured or if lenders and investors select alternatives to private mortgage insurance.

The financial reform legislation that was passed in July 2010 (the “Dodd-Frank Act” or “Dodd-Frank”) requires lenders to consider a borrower’s ability to repay a home loan before extending credit. In 2013, the Consumer Financial Protection Bureau (“CFPB”) issued and amended a final rule defining “Qualified Mortgage” (“QM”), in order to implement the “ability to repay” law. There is a temporary category of QMs for mortgages that satisfy the general product feature requirements of QMs and meet the GSEs’ underwriting requirements (the “temporary category”). The temporary category will phase out when the GSEs’ conservatorship ends, or if sooner, after seven years. In May 2013, the FHFA directed the GSEs to limit their mortgage acquisitions to loans that meet the requirements of a QM, including those that meet the temporary category, and loans that are exempt from the “ability to repay” requirements. We may insure loans that do not qualify as QMs, however, we are unsure whether lenders will make non-QM loans because they will not be entitled to the presumptions about compliance with the “ability to repay” requirements, or if lenders would purchase private mortgage insurance for loans that cannot be sold to the GSEs.

In September 2013, the U.S. Department of Housing and Urban Development (“HUD”) proposed a definition of QM that will apply to loans the Federal Housing Administration (“FHA”) insures. HUD’s QM definition is less restrictive than the CFPB’s definition in certain respects, including that (i) it has no limit on the debt-to-income ratio of a borrower, and (ii) it has a higher pricing threshold for loans to fall into the “safe harbor” category of QM loans, instead of the “rebuttable presumption” category of QM loans. It is possible that lenders will prefer FHA-insured loans to loans insured by private mortgage insurance as a result of the FHA’s less restrictive QM definition.

Given the credit characteristics presented to us, we estimate that 87.5% of our new risk written in the first nine months of 2013 was for mortgages that would have met the CFPB’s general QM definition. We estimate that 98.9% of our new risk written in the first nine months of 2013 was for mortgages that would have met the CFPB’s QM definition, when giving effect to the temporary category. In making these estimates, we have not considered the limitation on points and fees because the information is not available to us. We do not believe such limitation would materially affect the percentage of our new risk written meeting the QM definitions. The QM rule is scheduled to become effective in January 2014.

The Dodd-Frank Act requires a securitizer to retain at least 5% of the risk associated with mortgage loans that are securitized, and in some cases the retained risk may be allocated between the securitizer and the lender that originated the loan. This risk retention requirement does not apply to mortgage loans that are Qualified Residential Mortgages (“QRMs”) or that are insured by the FHA or another federal agency. In 2011, federal regulators released a proposed risk retention rule that included a definition of QRM. In response to public comments regarding the proposed rule, federal regulators issued a revised proposed rule in August 2013. The revised proposed rule generally defines QRM as a mortgage meeting the requirements of a QM. The regulators also proposed an alternative QRM definition (“QM-plus”) which utilizes certain QM criteria but also includes a maximum loan-to-value ratio (“LTV”) of 70%. Neither of the revised definitions of QRM considers the use of mortgage insurance. While substantially all of our new risk written in the first nine months of 2013 was on loans that met the QM definition (and, therefore, the proposed general QRM definition), none of our new insurance written met the QM-plus definition. The public comment period for the revised proposed rule expired on October 30, 2013.

The final timing of the adoption of any risk retention regulation and the definition of QRM remains uncertain. Because of the capital support provided by the U.S. Government, the GSEs satisfy the Dodd-Frank risk-retention requirements while they are in conservatorship. Therefore, lenders that originate loans that are sold to the GSEs while they are in conservatorship would not be required to retain risk associated with those loans.

 The amount of new insurance that we write may be materially adversely affected depending on, among other things, (a) the final definition of QRM and its LTV requirements, (b) the extent to which the presence of private mortgage insurance with certain premium plans may adversely affect the ability of a loan to qualify as a QM and therefore as a QRM, and (c) whether lenders choose mortgage insurance for non-QRM loans. In addition, changes in the final regulations regarding treatment of GSE-guaranteed mortgage loans, or changes in the conservatorship or capital support provided to the GSEs by the U.S. Government, could impact the manner in which the risk-retention rules apply to GSE securitizations, originators who sell loans to GSEs and our business. For other factors that could decrease the demand for mortgage insurance, see our risk factor titled “If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.”

Alternatives to private mortgage insurance include:

•	lenders using government mortgage insurance programs, including those of the FHA and the Veterans Administration,

•	lenders and other investors holding mortgages in portfolio and self-insuring,

•	investors (including the GSEs) using risk mitigation techniques other than private mortgage insurance, such as credit-linked note transactions executed in the capital markets; using other risk mitigation techniques in conjunction with reduced levels of private mortgage insurance coverage; or accepting credit risk without credit enhancement, and

•	lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

The FHA substantially increased its market share beginning in 2008, and beginning in 2011, that market share began to gradually decline. We believe that the FHA’s market share increased, in part, because private mortgage insurers tightened their underwriting guidelines (which led to increased utilization of the FHA’s programs) and because of increases in the amount of loan level delivery fees that the GSEs assess on loans (which result in higher costs to borrowers). In addition, federal legislation and programs provided the FHA with greater flexibility in establishing new products and increased the FHA’s competitive position against private mortgage insurers. We believe that the FHA’s current premium pricing, when compared to our current credit-tiered premium pricing (and considering the effects of GSE pricing changes), has allowed us to be more competitive with the FHA than in the recent past for loans with high FICO credit scores. We cannot predict, however, the FHA’s share of new insurance written in the future due to, among other factors, different loan eligibility terms between the FHA and the GSEs; future increases in guaranty fees charged by the GSEs; changes to the FHA’s annual premiums; and the total profitability that may be realized by mortgage lenders from securitizing loans through Ginnie Mae when compared to securitizing loans through Fannie Mae or Freddie Mac.

Changes in the business practices of the GSEs, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.

Substantially all of our insurance written is for loans sold to Fannie Mae and Freddie Mac. The business practices of the GSEs affect the entire relationship between them, lenders and mortgage insurers and include:

•	the level of private mortgage insurance coverage, subject to the limitations of the GSEs’ charters (which may be changed by federal legislation), when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

•	the amount of loan level delivery fees and guaranty fees (which result in higher costs to borrowers) that the GSEs assess on loans that require mortgage insurance,

•	whether the GSEs influence the mortgage lender’s selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

•	the underwriting standards that determine what loans are eligible for purchase by the GSEs, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

•	the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law,

•	the programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs,

•	the terms that the GSEs require to be included in mortgage insurance policies for loans that they purchase,

•	the extent to which the GSEs intervene in mortgage insurers’ rescission practices or rescission settlement practices with lenders. For additional information, see our risk factor titled “Our losses could increase if we do not prevail in proceedings challenging whether our rescissions were proper or we enter into material resolution arrangements,” and

•	the maximum loan limits of the GSEs in comparison to those of the FHA and other investors.

The FHFA is the conservator of the GSEs and has the authority to control and direct their operations. The increased role that the federal government has assumed in the residential mortgage market through the GSE conservatorship may increase the likelihood that the business practices of the GSEs change in ways that have a material adverse effect on us. In addition, these factors may increase the likelihood that the charters of the GSEs are changed by new federal legislation. The Dodd-Frank Act required the U.S. Department of the Treasury to report its recommendations regarding options for ending the conservatorship of the GSEs. This report was released in February 2011 and while it does not provide any definitive timeline for GSE reform, it does recommend using a combination of federal housing policy changes to wind down the GSEs, shrink the government’s footprint in housing finance, and help bring private capital back to the mortgage market. Since then, Members of Congress introduced several bills intended to scale back the GSEs, however, no legislation was enacted. As a result of the matters referred to above, it is uncertain what role the GSEs, FHA and private capital, including private mortgage insurance, will play in the domestic residential housing finance system in the future or the impact of any such changes on our business. In addition, the timing of the impact of any resulting changes on our business is uncertain. Most meaningful changes would require Congressional action to implement and it is difficult to estimate when Congressional action would be final and how long any associated phase-in period may last.

The GSEs have different loan purchase programs that allow different levels of mortgage insurance coverage. Under the “charter coverage” program, on certain loans lenders may choose a mortgage insurance coverage percentage that is less than the GSEs’ “standard coverage” and only the minimum required by the GSEs’ charters, with the GSEs paying a lower price for such loans. In the first nine months of 2013, nearly all of our volume was on loans with GSE standard or higher coverage. We charge higher premium rates for higher coverage percentages. To the extent lenders selling loans to the GSEs in the future choose lower coverage for loans that we insure, our revenues would be reduced and we could experience other adverse effects.

We may not continue to meet the GSEs’ mortgage insurer eligibility requirements.

Substantially all of our insurance written is for loans sold to Fannie Mae and Freddie Mac, each of which has mortgage insurer eligibility requirements to maintain the highest level of eligibility, including a financial strength rating of Aa3/AA-. Because MGIC does not meet such financial strength rating requirements (its financial strength rating from Moody's is Ba3 (with a stable outlook) and from Standard & Poor's is B (with a positive outlook)), MGIC is currently operating with each GSE as an eligible insurer under a remediation plan. We believe that the GSEs view remediation plans as a continuing process of interaction with a mortgage insurer and MGIC will continue to operate under a remediation plan for the foreseeable future. The GSEs may include new eligibility requirements as part of our current remediation plan. There can be no assurance that MGIC will be able to continue to operate as an eligible mortgage insurer under a remediation plan. In particular, the GSEs are currently in discussions with mortgage insurers regarding their standard mortgage insurer eligibility requirements. The GSEs, in conjunction with the FHFA, are each developing mortgage insurer capital standards that would replace the use of external credit ratings. Revised capital standards are expected to be released in 2013. We have not been informed of the revised capital requirements or their timeframes for effectiveness. We have various alternatives available to improve our existing risk-to-capital position, including contributing additional funds that are on hand today from our holding company to MGIC, entering into additional external reinsurance transactions, seeking approval to write business in MIC and raising additional capital. While there can be no assurance that MGIC would meet the GSE's revised capital requirements by their effective date, we believe we could implement one or more of these alternatives so that we would continue to be an eligible mortgage insurer after the revised capital requirements are fully effective. MIC's financial strength rating from Moody's is Ba3 (with a stable outlook) and from Standard & Poor's is B (with a positive outlook). Therefore, MIC also does not meet the current financial strength rating requirements of the GSEs and had previously operated with each GSE as an eligible insurer under the approvals discussed above. See our risk factor titled "Capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis." If MGIC (or MIC, under certain circumstances) ceases to be eligible to insure loans purchased by one or both of the GSEs, it would significantly reduce the volume of our new business writings.

We have reported net losses for the last six years and cannot assure you when we will return to annual profitability.

We have reported a net loss in each of the last six fiscal years, with an aggregate net loss for 2007-2012 of $5.3 billion. For the first nine months of 2013, we reported a net loss of $48.4 million. The size of any future losses will depend primarily on the amount of our losses incurred from our business written prior to 2009, which will depend on new notices of defaulted loans, cures of defaulted loans in our delinquency inventory and the average severity on claims paid. Therefore, such losses are dependent on factors that make prediction of their amounts difficult and any forecasts are subject to significant volatility. Although we currently expect to return to profitability on an annual basis, we cannot assure you when, or if, this will occur. Conditions that could delay our return to annual profitability include high unemployment rates, low cure rates, low housing values and unfavorable resolution of legal disputes. You should read the rest of these risk factors for additional information about factors that could increase our net losses in the future.

Our losses could increase if we do not prevail in proceedings challenging whether our rescissions were proper or we enter into material resolution arrangements.

Prior to 2008, rescissions of coverage on loans were not a material portion of our claims resolved during a year. However, beginning in 2008, our rescissions of coverage on loans have materially mitigated our paid losses. In 2009 through 2011, rescissions mitigated our paid losses in the aggregate by approximately $3.0 billion; and in 2012 and the first nine months of 2013, rescissions mitigated our paid losses by approximately $0.3 billion and $100 million, respectively (in each case, the figure includes amounts that would have either resulted in a claim payment or been charged to a deductible under a bulk or pool policy, and may have been charged to a captive reinsurer). In recent quarters, less than 5% of claims received in a quarter have been resolved by rescissions, down from the peak of approximately 28% in the first half of 2009.

Our loss reserving methodology incorporates our estimates of future rescissions and reversals of rescissions. Historically, reversals of rescissions have been immaterial. A variance between ultimate actual rescission and reversal rates and our estimates, as a result of the outcome of claims investigations, litigation, settlements or other factors, could materially affect our losses. See our risk factor titled “Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.” We estimate rescissions mitigated our incurred losses by approximately $2.5 billion in 2009 and $0.2 billion in 2010. In 2011, we estimate that rescissions had no significant impact on our losses incurred. All of these figures include the benefit of claims not paid in the period as well as the impact of changes in our estimated expected rescission activity on our loss reserves in the period. In 2012, we estimate that our rescission benefit in loss reserves was reduced by $0.2 billion due to probable rescission settlement agreements. We estimate that other rescissions had no significant impact on our losses incurred in 2012 or in the first nine months of 2013.

If the insured disputes our right to rescind coverage, the outcome of the dispute ultimately would be determined by legal proceedings. Under our policies, legal proceedings disputing our right to rescind coverage may be brought up to three years after the lender has obtained title to the property (typically through a foreclosure) or the property was sold in a sale that we approved, whichever is applicable, although in a few jurisdictions there is a longer time to bring such an action. As of September 30, 2013, the period in which a dispute may be brought has not ended for approximately 32% of our post-2008 rescissions that are not subject to a settlement agreement. Until a liability associated with a settlement agreement or litigation becomes probable and can be reasonably estimated, we consider a rescission resolved for financial reporting purposes even though legal proceedings have been initiated and are ongoing. Although it is reasonably possible that, when the proceedings are completed, there will be a determination that we were not entitled to rescind in all cases, we are sometimes unable to make a reasonable estimate or range of estimates of the potential liability. Under ASC 450-20, an estimated loss from such proceedings is accrued for only if we determine that the loss is probable and can be reasonably estimated. Therefore, when establishing our loss reserves, we do not generally include additional loss reserves that would reflect an adverse outcome from ongoing legal proceedings.

In 2011, Freddie Mac advised its servicers that they must obtain its prior approval for rescission settlements, Fannie Mae advised its servicers that they are prohibited from entering into such settlements and Fannie Mae notified us that we must obtain its prior approval to enter into certain settlements. Since those announcements, the GSEs have consented to our settlement agreements with two customers, one of which is Countrywide, as discussed below, and have rejected other settlement agreements. We have reached and implemented settlement agreements that do not require GSE approval, but they have not been material in the aggregate.

As noted in our risk factor titled “We are involved in legal proceedings and are subject to the risk of additional legal proceedings in the future,” in April 2013, we entered into two agreements to resolve our dispute with Countrywide Home Loans (“CHL”) and its affiliate, Bank of America, N.A., as successor to Countrywide Home Loans Servicing LP (“BANA” and collectively with CHL, “Countrywide”) regarding rescissions. Implementation of the agreement with BANA began in November 2013. Implementation of the agreement with CHL remains subject to approval by the non-GSE investors in the loans covered by that agreement and any such implementation is not expected to begin prior to the first quarter of 2014. The resolutions of the Countrywide and other disputes may encourage other customers to seek remedies against us. We continue to be involved in legal proceedings with other customers with respect to rescissions that we do not consider to be collectively material in amount. We also continue to discuss with customers their objections to rescissions that are material when all such discussions are considered in the aggregate, and have reached settlement terms with several of our significant customers. In connection with some of these settlement discussions, we have suspended rescissions related to loans that we believe could be included in potential settlements. As of September 30, 2013, approximately 85 rescissions, representing total potential claim payments of approximately $5 million, were affected by our decision to suspend such rescissions. These amounts do not include loans covered by the two Countrywide agreements referred to above nor do they include loans for customers for which we consider settlement agreements probable, as defined in ASC 450-20. Although it is reasonably possible that, when the discussions or legal proceedings with customers regarding rescissions are completed, there will be a conclusion or determination that we were not entitled to rescind in all cases, we are unable to make a reasonable estimate or range of estimates of the potential liability.

The benefit of our net operating loss carryforwards may become substantially limited.

As of September 30, 2013, we had approximately $2.6 billion of net operating losses for tax purposes that we can use in certain circumstances to offset future taxable income and thus reduce our federal income tax liability. Our ability to utilize these net operating losses to offset future taxable income may be significantly limited if we experience an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, an ownership change will occur if there is a cumulative change in our ownership by “5-percent shareholders” (as defined in the Code) that exceeds 50 percentage points over a rolling three-year period. A corporation that experiences an ownership change will generally be subject to an annual limitation on the corporation’s subsequent use of net operating loss carryovers that arose from pre-ownership change periods and use of losses that are subsequently recognized with respect to assets that had a built-in-loss on the date of the ownership change. The amount of the annual limitation generally equals the value of the corporation immediately before the ownership change multiplied by the long-term tax-exempt interest rate (subject to certain adjustments). To the extent that the limitation in a post-ownership-change year is not fully utilized, the amount of the limitation for the succeeding year will be increased.

While we have adopted a shareholder rights agreement to minimize the likelihood of transactions in our stock resulting in an ownership change, future issuances of equity-linked securities or transactions in our stock and equity-linked securities that may not be within our control may cause us to experience an ownership change. If we experience an ownership change, we may not be able to fully utilize our net operating losses, resulting in additional income taxes and a reduction in our shareholders’ equity.

We are involved in legal proceedings and are subject to the risk of additional legal proceedings in the future.

Consumers continue to bring lawsuits against home mortgage lenders and settlement service providers. Mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC’s settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs’ claims in litigation against it under FCRA in December 2004, following denial of class certification in June 2004. Since December 2006, class action litigation has been brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. Beginning in December 2011, MGIC, together with various mortgage lenders and other mortgage insurers, has been named as a defendant in twelve lawsuits, alleged to be class actions, filed in various U.S. District Courts. Seven of those cases have previously been dismissed without any further opportunity to appeal. The complaints in all of the cases allege various causes of action related to the captive mortgage reinsurance arrangements of the mortgage lenders, including that the defendants violated RESPA by paying excessive premiums to the lenders’ captive reinsurer in relation to the risk assumed by that captive. MGIC denies any wrongdoing and intends to vigorously defend itself against the allegations in the lawsuits. There can be no assurance that we will not be subject to further litigation under RESPA (or FCRA) or that the outcome of any such litigation, including the lawsuits mentioned above, would not have a material adverse effect on us.

In April 2013, the U.S. District Court approved a settlement with the CFPB that resolved a federal investigation of MGIC’s participation in captive reinsurance arrangements in the mortgage insurance industry. The settlement concluded the investigation with respect to MGIC without the CFPB or the court making any findings of wrongdoing. As part of the settlement, MGIC agreed that it would not enter into any new captive reinsurance agreement or reinsure any new loans under any existing captive reinsurance agreement for a period of ten years. MGIC had voluntarily suspended most of its captive arrangements in 2008 in response to market conditions and GSE requests. In connection with the settlement, MGIC paid a civil penalty of $2.65 million and the court issued an injunction prohibiting MGIC from violating any provisions of RESPA.

We remain subject to various state investigations or information requests regarding captive mortgage reinsurance arrangements, including (1) a request received by MGIC in June 2005 from the New York Department of Financial Services for information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation; and (2) requests received from the Minnesota Department of Commerce (the “MN Department”) beginning in February 2006 regarding captive mortgage reinsurance and certain other matters in response to which MGIC has provided information on several occasions, including as recently as May 2011. On August 28, 2013, MGIC and several competitors received a draft Consent Order from the MN Department containing proposed conditions to resolve its investigation, including unspecified penalties. We are engaged in discussions with the MN Department regarding the draft Consent Order. Other insurance departments or other officials, including attorneys general, may also seek information about, investigate, or seek remedies regarding captive mortgage reinsurance.

Various regulators, including the CFPB, state insurance commissioners and state attorneys general may bring actions seeking various forms of relief in connection with violations of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our practices are in conformity with applicable laws and regulations, it is not possible to predict the eventual scope, duration or outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

We are subject to comprehensive, detailed regulation by state insurance departments. These regulations are principally designed for the protection of our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, our insurance subsidiaries have been subject to heightened scrutiny by insurance regulators. State insurance regulatory authorities could take actions, including changes in capital requirements or termination of waivers of capital requirements, that could have a material adverse effect on us. As noted above, in early 2013, the CFPB issued rules to implement laws requiring mortgage lenders to make ability-to-pay determinations prior to extending credit. We are uncertain whether the CFPB will issue any other rules or regulations that affect our business. Such rules and regulations could have a material adverse effect on us.

We understand several law firms have, among other things, issued press releases to the effect that they are investigating us, including whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan’s investment in or holding of our common stock or whether we breached other legal or fiduciary obligations to our shareholders. We intend to defend vigorously any proceedings that may result from these investigations. With limited exceptions, our bylaws provide that our officers and 401(k) plan fiduciaries are entitled to indemnification from us for claims against them.

Since December 2009, we have been involved in legal proceedings with Countrywide in which Countrywide alleged that MGIC denied valid mortgage insurance claims. (In our SEC reports, we refer to insurance rescissions and denials of claims collectively as “rescissions” and variations of that term.) In addition to the claim amounts it alleged MGIC had improperly denied, Countrywide contended it was entitled to other damages of almost $700 million as well as exemplary damages. We sought a determination in those proceedings that we were entitled to rescind coverage on the applicable loans. From January 1, 2008 through September 30, 2013, rescissions of coverage on Countrywide-related loans mitigated our paid losses on the order of $445 million. This amount is the amount we estimate we would have paid had the coverage not been rescinded. In addition, in connection with mediation we were holding with Countrywide, we voluntarily suspended rescissions related to loans that we believed could be covered by a settlement.

On April 19, 2013, MGIC entered into separate settlement agreements with CHL and BANA, pursuant to which the parties will settle the Countrywide litigation as it relates to MGIC’s rescission practices (as amended on September 24, 2013 by amendments that were technical in nature, the “Agreements”). The original Agreements are described in our Form 8-K filed with the SEC on April 25, 2013. The original Agreements are filed as exhibits to that Form 8-K and amendments to the Agreements were filed with our Form 10-Q for the quarter ended September 30, 2013, although in each case, certain portions of the Agreements are redacted and covered by a confidential treatment request that has been granted (or is pending). Both GSEs have consented to the agreement with BANA and implementation began in November 2013. As of September 30, 2013, rescissions of coverage on approximately 2,100 loans under the agreement with BANA, representing total potential claim payments of approximately $150 million, had been suspended. We began processing the suspended rescissions in November 2013 and expect most of the associated claims will be paid in accordance with our practice. The agreement with CHL covers loans that were purchased by non-GSE investors, including securitization trusts (the “other investors”). The agreement with CHL will be implemented only as and to the extent that it is consented to by or on behalf of the other investors, and any such implementation is expected to occur no earlier than the first quarter of 2014. As of September 30, 2013, rescissions of coverage on approximately 800 loans under the agreement with CHL, representing total potential claim payments of approximately $70 million, had been suspended. While there can be no assurance that the agreement with CHL will be implemented, we have determined that its implementation is probable. We recorded the estimated impact of the Agreements, including the payments of claims associated with the suspended rescissions being made beginning in November 2013 (and another probable settlement) in our financial statements for the quarter ending December 31, 2012. If we are not able to implement the agreement with CHL, we intend to defend MGIC against any related legal proceedings, vigorously.

In addition to the suspended Countrywide rescissions, as of September 30, 2013, coverage on approximately 540 loans, representing total potential claim payments of approximately $38 million, was affected by our decision to suspend rescissions for customers for which we consider settlement agreements probable.

The flow policies at issue with Countrywide are in the same form as the flow policies that we used with all of our customers during the period covered by the Agreements, and the bulk policies at issue vary from one another, but are generally similar to those used in the majority of our Wall Street bulk transactions. The settlement with Countrywide may encourage other customers to pursue remedies against us. From January 1, 2008 through September 30, 2013, we estimate that total rescissions mitigated our incurred losses by approximately $2.9 billion, which included approximately $3.0 billion of mitigation on paid losses, excluding $0.6 billion that would have been applied to a deductible. At September 30, 2013, we estimate that our total loss reserves were benefited from anticipated rescissions by approximately $0.1 billion.

Before paying a claim, we review the loan and servicing files to determine the appropriateness of the claim amount. All of our insurance policies provide that we can reduce or deny a claim if the servicer did not comply with its obligations under our insurance policy, including the requirement to mitigate our loss by performing reasonable loss mitigation efforts or, for example, diligently pursuing a foreclosure or bankruptcy relief in a timely manner. We call such reduction of claims submitted to us “curtailments.” In 2012 and the first nine months of 2013, curtailments reduced our average claim paid by approximately 4.1% and 5.5%, respectively. In addition, the claims submitted to us sometimes include costs and expenses not covered by our insurance policies, such as mortgage insurance premiums, hazard insurance premiums for periods after the claim date and losses resulting from property damage that has not been repaired. These other adjustments reduced claim amounts by less than the amount of curtailments.

After we pay a claim, servicers and insureds sometimes object to our curtailments and other adjustments. We review these objections if they are sent to us within 90 days after the claim was paid. Historically, we have not had material disputes regarding our curtailments or other adjustments.

The Agreements referred to above do not resolve assertions by Countrywide that MGIC has improperly curtailed numerous insurance coverage claims. As of the fourth quarter of 2012, Countrywide asserted that the amount of disputed curtailments approximated $40 million. MGIC and Countrywide have agreed to mediate this matter and to enter into arbitration if the mediation does not resolve the matter. We do not believe a loss is probable regarding this curtailment dispute and have not accrued any reserves that would reflect an adverse outcome to this dispute. We intend to defend vigorously our position regarding the correctness of these curtailments under our insurance policy. Although we have not had other material objections to our curtailment and adjustment practices, there can be no assurances that we will not face additional challenges to such practices.

A non-insurance subsidiary of our holding company is a shareholder of the corporation that operates the Mortgage Electronic Registration System (“MERS”).  Our subsidiary, as a shareholder of MERS, has been named as a defendant (along with MERS and its other shareholders) in eight lawsuits asserting various causes of action arising from allegedly improper recording and foreclosure activities by MERS. One of those lawsuits remains pending and the other seven lawsuits have been dismissed without any further opportunity to appeal.  The damages sought in the remaining case are substantial. We deny any wrongdoing and intend to defend ourselves vigorously against the allegations in the lawsuits.

In addition to the matters described above, we are involved in other legal proceedings in the ordinary course of business. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course legal proceedings will not have a material adverse effect on our financial position or results of operations.

Resolution of our dispute with the Internal Revenue Service could adversely affect us.

The Internal Revenue Service (“IRS”) completed examinations of our federal income tax returns for the years 2000 through 2007 and issued proposed assessments for unpaid taxes, interest and penalties related to our treatment of the flow-through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits (“REMICs”). The IRS indicated that it did not believe that, for various reasons, we had established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. The proposed assessments for taxes and penalties related to these matters is $197.5 million and at September 30, 2013 there would also be interest of approximately $151.0 million. In addition, depending on the outcome of this matter, additional state income taxes and state interest may become due when a final resolution is reached. As of September 30, 2013, those state taxes and interest would approximate $45.4 million. In addition, there could also be state tax penalties.

Our total amount of unrecognized tax benefits as of September 30, 2013 is $105.2 million, which represents the tax benefits generated by the REMIC portfolio included in our tax returns that we have not taken benefit for in our financial statements, including any related interest. We continue to believe that our previously recorded tax provisions and liabilities are appropriate. However, we would need to make appropriate adjustments, which could be material, to our tax provision and liabilities if our view of the probability of success in this matter changes, and the ultimate resolution of this matter could have a material negative impact on our effective tax rate, results of operations, cash flows and statutory capital. In this regard, see our risk factor titled “Capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.”

We appealed these assessments within the IRS and, in 2007, we made a payment of $65.2 million to the United States Department of the Treasury related to this assessment. In August 2010, we reached a tentative settlement agreement with the IRS which was not finalized. The IRS is pursuing this matter in full and we currently expect to be in litigation on this matter in 2014. Any such litigation could be lengthy and costly in terms of legal fees and related expenses.

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses on risk in force, losses may have a disproportionate adverse effect on our earnings in certain periods.

In accordance with accounting principles generally accepted in the United States, commonly referred to as GAAP, we establish loss reserves only for loans in default. Reserves are established for insurance losses and loss adjustment expenses when notices of default on insured mortgage loans are received. Reserves are also established for insurance losses and loss adjustment expenses for loans we estimate are in default but for which notices of default have not yet been reported to us by the servicers (this is often referred to as “IBNR”). We establish reserves using estimated claim rates and claim amounts. Because our reserving method does not take account of losses that could occur from loans that are not delinquent, such losses are not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses on loans that are not currently delinquent may have a material impact on future results as such losses emerge.

Because loss reserve estimates are subject to uncertainties and are based on assumptions that are currently very volatile, paid claims may be substantially different than our loss reserves.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss on delinquent loans. The estimated claim rates and claim amounts represent our best estimates of what we will actually pay on the loans in default as of the reserve date and incorporate anticipated mitigation from rescissions. We rescind coverage on loans and deny claims in cases where we believe our policy allows us to do so. Therefore, when establishing our loss reserves,  we do not include additional loss reserves that would reflect a possible adverse development from ongoing dispute resolution proceedings regarding rescissions and denials unless we have determined that a loss is probable and can be reasonably estimated. For more information regarding our legal proceedings, see our risk factor titled “We are involved in legal proceedings and are subject to the risk of additional legal proceedings in the future.”

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. Current conditions in the housing and mortgage industries make the assumptions that we use to establish loss reserves more volatile than they would otherwise be. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers’ income and thus their ability to make mortgage payments and a drop in housing values that could result in, among other things, greater losses on loans that have pool insurance, and may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. Changes to our estimates could result in material impact to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not be substantially different than our loss reserves.

We rely on our management team and our business could be harmed if we are unable to retain qualified personnel.

Our industry is undergoing a fundamental shift following the mortgage crisis: long-standing competitors have gone out of business and two newly capitalized, privately-held start-ups that are not encumbered with a portfolio of pre-crisis mortgages, have been formed. Former executives from other mortgage insurers have joined these two new competitors. In addition, in February 2013, a worldwide insurer and reinsurer with mortgage insurance operations in Europe announced that it was purchasing CMG Mortgage Insurance Company. Our success depends, in part, on the skills, working relationships and continued services of our management team and other key personnel. The departure of key personnel could adversely affect the conduct of our business. In such event, we would be required to obtain other personnel to manage and operate our business, and there can be no assurance that we would be able to employ a suitable replacement for the departing individuals, or that a replacement could be hired on terms that are favorable to us. We currently have not entered into any employment agreements with our officers or key personnel. Volatility or lack of performance in our stock price may affect our ability to retain our key personnel or attract replacements should key personnel depart.

Loan modification and other similar programs may not continue to provide benefits to us and our losses on loans that re-default can be higher than what we would have paid had the loan not been modified.

Beginning in the fourth quarter of 2008, the federal government, including through the Federal Deposit Insurance Corporation and the GSEs, and several lenders have adopted programs to modify loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. During 2010, 2011, 2012, and the first nine months of 2013, we were notified of modifications that cured delinquencies that had they become paid claims would have resulted in approximately $3.2 billion, $1.8 billion, $1.2 billion and $760 million, respectively, of estimated claim payments. As noted below, we cannot predict with a high degree of confidence what the ultimate re-default rate on these modifications will be. Although the recent re-default rate has been lower, for internal reporting and planning purposes, we assume approximately 50% of these modifications will ultimately re-default, and those re-defaults may result in future claim payments. Because modifications cure the defaults with respect to the previously defaulted loans, our loss reserves do not account for potential re-defaults unless at the time the reserve is established, the re-default has already occurred. Based on information that is provided to us, most of the modifications resulted in reduced payments from interest rate and/or amortization period adjustments; less than 5% resulted in principal forgiveness.

One loan modification program is the Home Affordable Modification Program (“HAMP”). Some of HAMP’s eligibility criteria relate to the borrower’s current income and non-mortgage debt payments. Because the GSEs and servicers do not share such information with us, we cannot determine with certainty the number of loans in our delinquent inventory that are eligible to participate in HAMP. We believe that it could take several months from the time a borrower has made all of the payments during HAMP’s three month “trial modification” period for the loan to be reported to us as a cured delinquency.

We rely on information provided to us by the GSEs and servicers. We do not receive all of the information from such sources that is required to determine with certainty the number of loans that are participating in, or have successfully completed, HAMP. We are aware of approximately 8,000 loans in our primary delinquent inventory at September 30, 2013 for which the HAMP trial period has begun and which trial periods have not been reported to us as completed or cancelled. Through September 30, 2013 approximately 49,500 delinquent primary loans have cured their delinquency after entering HAMP and are not in default. In 2012 and the first nine months of 2013, approximately 17% and 16%, respectively, of our primary cures were the result of a modification, with HAMP accounting for approximately 70% of those modifications in each of those periods. By comparison, in 2010, approximately 27% of our primary cures were the result of a modification, with HAMP accounting for approximately 60% of those modifications. Although the HAMP program has been extended through 2015, we believe that we have realized the majority of the benefits from HAMP because the number of loans insured by us that we are aware are entering HAMP trial modification periods has decreased significantly since 2010.

In 2009, the GSEs began offering the Home Affordable Refinance Program (“HARP”). HARP, which has been extended through 2015, allows borrowers who are not delinquent but who may not otherwise be able to refinance their loans under the current GSE underwriting standards, to refinance their loans. We allow the HARP refinances on loans that we insure, regardless of whether the loan meets our current underwriting standards, and we account for the refinance as a loan modification (even where there is a new lender) rather than new insurance written. To incent lenders to allow more current borrowers to refinance their loans, in October 2011, the GSEs and their regulator, FHFA, announced an expansion of HARP. The expansion includes, among other changes, releasing certain representations in certain circumstances benefitting the GSEs. We have agreed to allow these additional HARP refinances, including releasing the insured in certain circumstances from certain rescission rights we would have under our policy. While an expansion of HARP may result in fewer delinquent loans and claims in the future, our ability to rescind coverage will be limited in certain circumstances. We are unable to predict what net impact these changes may have on our incurred or paid losses. Approximately 15% of our primary insurance in force has benefitted from HARP and is still in force.

The effect on us of loan modifications depends on how many modified loans subsequently re-default, which in turn can be affected by changes in housing values. Re-defaults can result in losses for us that could be greater than we would have paid had the loan not been modified. At this point, we cannot predict with a high degree of confidence what the ultimate re-default rate will be. In addition, because we do not have information in our database for all of the parameters used to determine which loans are eligible for modification programs, our estimates of the number of loans qualifying for modification programs are inherently uncertain. If legislation is enacted to permit a portion of a borrower’s mortgage loan balance to be reduced in bankruptcy and if the borrower re-defaults after such reduction, then the amount we would be responsible to cover would be calculated after adding back the reduction. Unless a lender has obtained our prior approval, if a borrower’s mortgage loan balance is reduced outside the bankruptcy context, including in association with a loan modification, and if the borrower re-defaults after such reduction, then under the terms of our policy the amount we would be responsible to cover would be calculated net of the reduction.

Eligibility under certain loan modification programs can also adversely affect us by creating an incentive for borrowers who are able to make their mortgage payments to become delinquent in an attempt to obtain the benefits of a modification. New notices of delinquency increase our incurred losses.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.

The factors that affect the volume of low down payment mortgage originations include:

•	restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues and risk-retention requirements associated with non-QRM loans affecting lenders,

•	the level of home mortgage interest rates and the deductibility of mortgage interest for income tax purposes,

•	the health of the domestic economy as well as conditions in regional and local economies,

•	housing affordability,

•	population trends, including the rate of household formation,

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

•	government housing policy encouraging loans to first-time homebuyers.

As noted above, in early 2013, the CFPB issued rules to implement laws requiring mortgage lenders to make ability-to-pay determinations prior to extending credit. We are uncertain whether this Bureau will issue any other rules or regulations that affect our business or the volume of low down payment home mortgage originations. Such rules and regulations could have a material adverse effect on our financial position or results of operations.

A decline in the volume of low down payment home mortgage originations could decrease demand for mortgage insurance, decrease our new insurance written and reduce our revenues. For other factors that could decrease the demand for mortgage insurance, see our risk factor titled “The amount of insurance we write could be adversely affected if the definition of Qualified Residential Mortgage results in a reduced number of low down payment loans available to be insured or if lenders and investors select alternatives to private mortgage insurance.”

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

As noted above, the FHA substantially increased its market share beginning in 2008 and beginning in 2011, that market share began to gradually decline. It is difficult to predict the FHA’s future market share due to, among other factors, different loan eligibility terms between the FHA and the GSEs, future increases in guaranty fees charged by the GSEs, changes to the FHA’s annual premiums, and the total profitability that may be realized by mortgage lenders from securitizing loans through Ginnie Mae when compared to securitizing loans through Fannie Mae or Freddie Mac.

In recent years, the level of competition within the private mortgage insurance industry has been intense as many large mortgage lenders reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. During 2012 and the first nine months of 2013, approximately 10% and 8%, respectively, of our new insurance written was for loans for which one lender was the original insured, although revenue from such loans was significantly less than 10% of our revenues during each of those periods. Our private mortgage insurance competitors include:

•	Genworth Mortgage Insurance Corporation,

•	United Guaranty Residential Insurance Company,

•	Radian Guaranty Inc.,

•	CMG Mortgage Insurance Company (whose owners have agreed to sell it to a worldwide insurer and reinsurer),

•	Essent Guaranty, Inc., and

•	NMI Holdings, Inc.

Until 2010 the mortgage insurance industry had not had new entrants in many years. In 2010, Essent Guaranty, Inc. began writing mortgage insurance and in October 2013, it raised additional capital in an initial public offering. Essent has publicly reported that one of our customers, JPMorgan Chase, is one of its investors. Another new company, NMI Holdings Inc., began writing mortgage insurance in the second quarter of 2013. In addition, in February 2013, a worldwide insurer and reinsurer with mortgage insurance operations in Europe announced that it was purchasing CMG Mortgage Insurance Company. In October 2013, the parent company of Republic Mortgage Insurance Company (“RMIC”), which had ceased writing new mortgage insurance commitments in mid-2011 and was placed under the supervision of the insurance department of its domiciliary state, announced a plan of recapitalization for RMIC that is intended to allow RMIC to resume writing new business early in 2014. The perceived increase in credit quality of loans that are being insured today, the deterioration of the financial strength ratings of the existing mortgage insurance companies and the possibility of a decrease in the FHA’s share of the mortgage insurance market may encourage additional new entrants.

Our relationships with our customers could be adversely affected by a variety of factors, including tightening of and adherence to our underwriting requirements, which have resulted in our declining to insure some of the loans originated by our customers and insurance rescissions that affect the customer. We have ongoing discussions with lenders who are significant customers regarding their objections to our rescissions.

We believe many lenders consider a mortgage insurer’s financial strength rating and risk-to-capital ratio as important factors when they select mortgage insurers. As a result of MGIC’s less than investment grade financial strength ratings and its risk-to-capital ratio level being higher than that of other mortgage insurers, MGIC may be competitively disadvantaged with these lenders. MGIC’s financial strength rating from Moody’s is Ba3 (with a stable outlook) and from Standard & Poor’s is B (with a positive outlook). It is possible that MGIC’s financial strength ratings could decline from these levels. While we expect MGIC’s risk-to-capital ratio to continue to comply with the current Capital Requirements, its level will depend primarily on the level of incurred losses, any settlement with the IRS, and the volume of new risk written. Our incurred losses are dependent upon factors that make prediction of their amounts difficult and any forecasts are subject to significant volatility. Conditions that could negatively affect the risk-to-capital ratio include high unemployment rates, low cure rates, low housing values and unfavorable resolution of ongoing legal proceedings. In addition, the NAIC and the GSEs are each expected to propose revised capital standards for mortgage insurers. While there can be no assurance that MGIC would meet such revised capital requirements, we believe we could implement one or more alternative strategies to continue to write new business. For more information, see our risk factor titled “Capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis” and “We may not continue to meet the GSEs’ mortgage insurer eligibility requirements.”

Downturns in the domestic economy or declines in the value of borrowers’ homes from their value at the time their loans closed may result in more homeowners defaulting and our losses increasing.

Losses result from events that reduce a borrower’s ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions, including an increase in unemployment, generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers’ perceptions of the potential for future appreciation, restrictions on and the cost of mortgage credit due to more stringent underwriting standards, liquidity issues and risk-retention requirements associated with non-QRM loans affecting lenders, higher interest rates generally or changes to the deductibility of mortgage interest for income tax purposes, or other factors. The residential mortgage market in the United States had for some time experienced a variety of poor or worsening economic conditions, including a material nationwide decline in housing values, with declines continuing into early 2012 in a number of geographic areas. Although housing values have recently been increasing in most markets, they often remain significantly below their early 2007 levels. Changes in housing values and unemployment levels are inherently difficult to forecast given the uncertainty in the current market environment, including uncertainty about the effect of actions the federal government has taken and may take with respect to tax policies, mortgage finance programs and policies, and housing finance reform.

The mix of business we write also affects the likelihood of losses occurring.

Even when housing values are stable or rising, mortgages with certain characteristics have higher probabilities of claims. These characteristics include loans with loan-to-value ratios over 95% (or in certain markets that have experienced declining housing values, over 90%), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or higher total debt-to-income ratios, as well as loans having combinations of higher risk factors. As of September 30, 2013, approximately 22.6% of our primary risk in force consisted of loans with loan-to-value ratios greater than 95%, 7.0% had FICO credit scores below 620, and 7.2% had limited underwriting, including limited borrower documentation, each attribute as determined at the time of loan origination. A material portion of these loans were written in 2005 — 2007 or the first quarter of 2008. In accordance with industry practice, loans approved by GSEs and other automated underwriting systems under “doc waiver” programs that do not require verification of borrower income are classified by us as “full documentation.” For additional information about such loans, see footnote (3) to the composition of primary default inventory table under “Results of Consolidated Operations-Losses-Losses incurred” in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

From time to time, in response to market conditions, we change the types of loans that we insure and the requirements under which we insure them. Beginning in August 2013, we adjusted our underwriting requirements to allow loans that receive certain approvals from a GSE automated underwriting system to be automatically eligible for our mortgage insurance, provided such loans comply with certain credit overlays, as described in our underwriting requirements. Effective December 2, 2013, we are reducing almost all of our borrower-paid monthly premium policy rates, reducing most of our single premium policy rates and making underwriting changes for loans greater than $625,500, subject to regulatory approval of the rate changes. In the first nine months of 2013, single premium policies were approximately 9% of our total NIW. During this period almost all of our single premium rates were above those of a number of our competitors. The percentage of our single premium policies may increase in the future as a result of the reduction in our single premium rates. These changes will reduce our future premium yields, as would additional external reinsurance transactions. Our underwriting requirements are available on our website at http://www.mgic.com/underwriting/index.html. We make exceptions to our underwriting requirements on a loan-by-loan basis and for certain customer programs. Together, the number of loans for which exceptions were made accounted for fewer than 2% of the loans we insured in 2012 and the first nine months of 2013.

During the second quarter of 2012, we began writing a portion of our new insurance under an endorsement to our master policy (the “Gold Cert Endorsement”). If a borrower makes payments for three years, our Gold Cert Endorsement limits our ability to rescind coverage except under certain circumstances, which circumstances include where we demonstrate the lender had knowledge of inaccurate information in the loan file. In addition, our Gold Cert Endorsement limits our ability to rescind on loans for which the borrower makes payments on time for one year with his own funds, if we are provided with certain documents shortly after we insure the loan and we fail to discover that the loan was ineligible for our insurance. We believe the limitations on our rights to rescind coverage under the Gold Cert Endorsement will materially reduce rescissions on such loans. As of September 30, 2013, less than 12% of our insurance in force was written under our Gold Cert Endorsement. However, we estimate that approximately 63% of our flow, primary new insurance written in the first nine months of 2013, was written under this endorsement. The Gold Cert Endorsement is filed as Exhibit 99.7 to our quarterly report on Form 10-Q for the quarter ended March 31, 2012 (filed with the SEC on May 10, 2012).

We are completing the process of drafting a new master policy that will comply with various requirements the GSEs have communicated to the industry. These requirements contain limitations on rescission rights that differ from the limitations in our Gold Cert Endorsement including (i) that we must satisfy certain requirements if we want to provide rescission relief after the borrower has made one year of timely payments, and (ii) in certain cases, rescission relief is more restrictive than provided by our Gold Cert Endorsement.  This new policy could be effective for loans insured as early as mid-2014.

As of September 30, 2013, approximately 1.9% of our primary risk in force written through the flow channel, and 22.1% of our primary risk in force written through the bulk channel, consisted of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing (“ARMs”). We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing. In the current interest rate environment, interest rates resetting in the near future are unlikely to exceed the interest rates at origination. If interest rates should rise between the time of origination of such loans and when their interest rates may be reset, claims on ARMs and adjustable rate mortgages whose interest rates may only be adjusted after five years would be substantially higher than for fixed rate loans. In addition, we have insured “interest-only” loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs. We believe claim rates on these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will be adequate to compensate for actual losses even under our current underwriting requirements. We do, however, believe that given the various changes in our underwriting requirements that were effective beginning in the first quarter of 2008, our insurance written beginning in the second quarter of 2008 will generate underwriting profits.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.

We set premiums at the time a policy is issued based on our expectations regarding likely performance over the long-term. Our premiums are subject to approval by state regulatory agencies, which can delay or limit our ability to increase our premiums. Generally, we cannot cancel mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition.

In January 2008, we announced that we had decided to stop writing the portion of our bulk business that insures loans included in Wall Street securitizations because the performance of such loans deteriorated materially in the fourth quarter of 2007 and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As of December 31, 2007 we established a premium deficiency reserve of approximately $1.2 billion. As of September 30, 2013, the premium deficiency reserve was $57 million, which reflects the present value of expected future losses and expenses that exceeds the present value of expected future premium and already established loss reserves on these bulk transactions.

We continue to experience material losses, especially on the 2006 and 2007 books. The ultimate amount of these losses will depend in part on general economic conditions, including unemployment, and the direction of home prices, which in turn will be influenced by general economic conditions and other factors. Because we cannot predict future home prices or general economic conditions with confidence, there is significant uncertainty surrounding what our ultimate losses will be on our 2006 and 2007 books. Our current expectation, however, is that these books will continue to generate material incurred and paid losses for a number of years. There can be no assurance that an additional premium deficiency reserve on Wall Street Bulk or on other portions of our insurance portfolio will not be required.

It is uncertain what effect the extended timeframes in the foreclosure process will have on us.

Over the past several years, the average time it takes to receive a claim associated with a defaulted loan has increased. This is, in part, due to new loss mitigation protocols established by servicers and to changes in some state foreclosure laws that may include, for example, a requirement for additional review and/or mediation processes.

Unless a loan is cured during a foreclosure delay, at the completion of the foreclosure, additional interest and expenses may be due to the lender from the borrower. In some circumstances, our paid claim amount may include some additional interest and expenses.

We are susceptible to disruptions in the servicing of mortgage loans that we insure.

We depend on reliable, consistent third-party servicing of the loans that we insure. Over the last several years, the mortgage loan servicing industry has experienced consolidation. The resulting reduction in the number of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. In addition, recent housing market trends have led to significant increases in the number of delinquent mortgage loans requiring servicing. These increases have strained the resources of servicers, reducing their ability to undertake mitigation efforts that could help limit our losses, and have resulted in an increasing amount of delinquent loan servicing being transferred to specialty servicers. The transfer of servicing can cause a disruption in the servicing of delinquent loans. Future housing market conditions could lead to additional increases in delinquencies. Managing a substantially higher volume of non-performing loans could lead to increased disruptions in the servicing of mortgages.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:

•	the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

•	mortgage insurance cancellation policies of mortgage investors along with the current value of the homes underlying the mortgages in the insurance in force.

Our persistency rate was 78.3% at September 30, 2013, compared to 79.8% at December 31, 2012 and 82.9% at December 31, 2011. During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. Since 2000, our year-end persistency ranged from a high of 84.7% at December 31, 2009 to a low of 47.1% at December 31, 2003.

Our persistency rate is affected by the level of current mortgage interest rates compared to the mortgage coupon rates on our insurance in force, which affects the vulnerability of the insurance in force to refinancing. Due to refinancing, we have experienced lower persistency on our 2009 through 2011 books of business. This has been partially offset by higher persistency on our older books of business reflecting the more restrictive credit policies of lenders (which make it more difficult for homeowners to refinance loans), as well as declines in housing values. Future premiums on our insurance in force represent a material portion of our claims paying resources.

Your ownership in our company may be diluted by additional capital that we raise or if the holders of our outstanding convertible debt convert that debt into shares of our common stock.

Any future issuance of equity securities may dilute your ownership interest in our company. In addition, the market price of our common stock could decline as a result of sales of a large number of shares or similar securities in the market or the perception that such sales could occur.

We have $389.5 million principal amount of 9% Convertible Junior Subordinated Debentures outstanding. The principal amount of the debentures is currently convertible, at the holder’s option, at an initial conversion rate, which is subject to adjustment, of 74.0741 common shares per $1,000 principal amount of debentures. This represents an initial conversion price of approximately $13.50 per share. On April 1, 2013, we paid all interest that we had previously elected to defer on these debentures. We continue to have the right, and may elect, to defer interest payable under the debentures in the future. If a holder elects to convert its debentures, the interest that has been deferred on the debentures being converted is also convertible into shares of our common stock. The conversion rate for such deferred interest is based on the average price that our shares traded at during a 5-day period immediately prior to the election to convert the associated debentures. We may elect to pay cash for some or all of the shares issuable upon a conversion of the debentures. We also have $345 million principal amount of 5% Convertible Senior Notes and $500 million principal amount of 2% Convertible Senior Notes outstanding. The 5% Convertible Senior Notes are convertible, at the holder’s option, at an initial conversion rate, which is subject to adjustment, of 74.4186 shares per $1,000 principal amount at any time prior to the maturity date. This represents an initial conversion price of approximately $13.44 per share. The 2% Convertible Senior Notes are convertible, at the holder’s option, at an initial conversion rate, which is subject to adjustment, of 143.8332 shares per $1,000 principal amount at any time prior to the maturity date. This represents an initial conversion price of approximately $6.95 per share. We do not have the right to defer interest on our Convertible Senior Notes.

Our debt obligations materially exceed our holding company cash and investments

At September 30, 2013, we had approximately $594 million in cash and investments at our holding company and our holding company’s debt obligations were $1,317 million in aggregate principal amount, consisting of $83 million of Senior Notes due in November 2015, $345 million of Convertible Senior Notes due in 2017, $500 million of Convertible Senior Notes due in 2020 and $390 million of Convertible Junior Debentures due in 2063. Annual debt service on the debt outstanding as of September 30, 2013, is approximately $67 million.

The Senior Notes, Convertible Senior Notes and Convertible Junior Debentures are obligations of our holding company, MGIC Investment Corporation, and not of its subsidiaries. Our holding company has no material sources of cash inflows other than investment income. The payment of dividends from our insurance subsidiaries, which other than raising capital in the public markets is the principal source of our holding company cash inflow, is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity.  Since 2008, MGIC has not paid any dividends to our holding company. Through 2013, MGIC cannot pay any dividends to our holding company without approval from the OCI. In connection with the approval of MIC as an eligible mortgage insurer, Freddie Mac and Fannie Mae have imposed dividend restrictions on MGIC and MIC through December 31, 2013. Any additional capital contributions to our subsidiaries would decrease our holding company cash and investments.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

Our Australian operations may suffer significant losses.

We began international operations in Australia, where we started to write business in June 2007. Since 2008, we are no longer writing new business in Australia. Our existing risk in force in Australia is subject to the risks described in the general economic and insurance business-related factors discussed above. In addition to these risks, we are subject to a number of other risks from having deployed capital in Australia, including foreign currency exchange rate fluctuations and interest-rate volatility particular to Australia.